File No. 812-14097

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN
JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT

GARRISON CAPITAL INC.,

Garrison Funding 2012-1 LLC,
GARRISON CAPITAL ADVISERS LLC,

GARRISON MIDDLE MARKET FUNDING LP,

GARRISON MIDDLE MARKET FUNDING A LP,

GARRISON INVESTMENT MANAGEMENT LLC AND

GARRISON INVESTMENT GROUP LP

1350 Avenue of the Americas
New York, NY 10019
(212) 372-9500

All Communications, Notices and Orders to:
Julian Weldon
Garrison Investment Group LP
1350 Avenue of the Americas
New York, NY 10019
(212) 372-9500

Copies to:

David J. Harris
William J. Tuttle
Dechert LLP
1900 K Street, N.W.
Washington, DC 20006
Telephone: (202) 261-3300
Facsimile: (202) 261-3333

February 22, 2013

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

)
In the Matter of:	)
)
GARRISON CAPITAL INC.,	)
Garrison Funding 2012-1 LLC,	)
GARRISON CAPITAL ADVISERS LLC,	)
GARRISON MIDDLE MARKET FUNDING LP,	)	FIRST AMENDED AND RESTATED
GARRISON CAPITAL MIDDLE MARKET FUNDING A LP,	)	APPLICATION FOR AN ORDER
GARRISON INVESTMENT MANAGEMENT LLC AND	)	PURSUANT TO SECTION 57(i) OF THE
GARRISON INVESTMENT GROUP LP	)	INVESTMENT COMPANY ACT OF 1940
	)	AND RULE 17d-1 UNDER THE
	)	ACT TO PERMIT CERTAIN JOINT
1350 Avenue of the Americas	)	TRANSACTIONS OTHERWISE
New York, New York 10019)		PROHIBITED BY SECTION 57(a)(4) OF
(212) 372-9500)		THE ACT
)
File No. 812-14097)
Investment Company Act of 1940)
)

Garrison Capital Inc. (the “Company”), Garrison Funding 2012-1 LLC (“GF 2012-1”), Garrison Middle Market Funding LP, Garrison Middle Market Funding A LP (together with Garrison Middle Market Funding LP, the “Funds”), Garrison Capital Advisers LLC (the “Company Adviser”), Garrison Investment Management LLC (the “Fund Adviser” and, together with the Company Adviser or any future investment adviser controlling, controlled by or under common control with the Fund Adviser or the Company Adviser, the “Advisers”1) and Garrison Investment Group LP (collectively, the “Applicants”) hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder, authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the 1940 Act. “Investor” means any of the Company, GF 2012-1 or any downstream affiliate of the Company (each, a “Subsidiary”).2

1 The Advisers are both affiliates of and indirectly controlled by Garrison Investment Group LP. Garrison Investment Group LP is controlled by Steven Stuart and Joseph Tansey.

2All Subsidiaries, including GF 2012-1, are covered by Rule 57b-1 with respect to the Company and no relief is required for a Subsidiary to co-invest with the Company or another Subsidiary of the Company. For purposes of the Application, when a Subsidiary is included in a Co-Investment Transaction, the conditions contained in this Application apply to the Subsidiary as an entity protected by Section 57(o) because it is controlled by a business development company (“BDC”). If a Subsidiary does not have a Board, references to the Subsidiary’s Board or Independent Directors refer to the BDC’s Board and Independent Directors, which will make the required approvals on behalf of the Subsidiary. Section 2(a)(48) of the 1940 Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

1

In particular, the relief requested in this application (the “Application”) would allow an Investor, on the one hand, and the Funds and any future entity that is not required to register under the 1940 Act and that is advised by an Adviser or Garrison Investment Group LP that may be prohibited from co-investing with the Company by reason of Section 57 of the 1940 Act (collectively with the Funds, each, a “Co-Investment Affiliate”), on the other hand, to co-invest in the same issuers of securities (each issuer, a “portfolio company”).3

All existing entities that currently intend to rely on the Order have been named as Applicants and any Co-Investment Affiliate that may rely on the Order in the future will comply with its terms and conditions.

I.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Company

Garrison Capital LLC was organized as a limited liability company under the Delaware Limited Liability Company Act in November 2010 and commenced operations on December 17, 2010. Garrison Capital LLC elected to be treated as a BDC in October 2012 through a notification of election to be subject to Sections 55 through 65 of the 1940 Act on Form N-54A and has filed a registration statement on Form 8-A under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Following its election to be treated as a BDC, Garrison Capital LLC converted to Garrison Capital Inc., a Delaware corporation, which is an externally managed, non-diversified, closed-end management investment company. In connection with the conversion, the Company succeeded to the business of Garrison Capital LLC, and the members of Garrison Capital LLC became stockholders of the Company. The Company’s principal place of business is 1350 Avenue of the Americas, New York, New York 10019.

The Company’s investment objective is to generate current income and capital appreciation by making investments generally in the range of $10 million to $25 million primarily in debt securities of U.S.-based middle-market companies, which the Company defines as those having annual earnings before interest, taxes and depreciation of between $5 million and $30 million. The Company’s goal is to generate attractive risk-adjusted returns by assembling a broad portfolio of investments. The Company invests primarily in (1) first lien senior secured loans, (2) second lien senior secured loans, (3) “one-stop” senior secured or “unitranche” loans, (4) subordinated or mezzanine loans and (5) to a lesser extent, selected equity co-investments in middle-market companies. The Company uses the term “one-stop” or “unitranche” to refer to a loan that combines characteristics of traditional first lien senior secured loans and second lien or subordinated loans. The Company uses the term “mezzanine” to refer to a loan that ranks senior only to a borrower’s equity securities and ranks junior in right of payment to all of such borrower’s other indebtedness. “Objectives and Strategies” means the investment objectives and strategies of an Investor, as described in the Company’s Registration Statement on Form N-2, other filings the Company has made with the Commission under the Securities Act of 1933, as amended (the “1933 Act”), or under the Exchange Act, or in reports to its stockholders.

The Company maintains a seven-member board of directors (the “Board”) of which four members are not “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”).

3 The Advisers expect that any Co-Investment Affiliate will be exempt from registration as provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act.

2

B.	GF 2012-1

GF 2012-1 is a wholly-owned indirect subsidiary of the Company formed on April 19, 2012, to enter into a $150 million credit facility with the lenders party thereto, Natixis, New York Branch, as administrative agent, and Deutsche Bank Trust Company Americas, as collateral agent and custodian. Under the credit facility, the lenders have agreed to extend credit to GF 2012-1 in an aggregate principal amount of $150 million, consisting of $125 million of term loans and $25 million of revolving loans. The ability of GF 2012-1 to draw under the revolving loans terminates on November 21, 2013, and the credit facility matures on February 21, 2020. The credit facility is secured by all of the assets held by GF 2012-1. GF 2012-1 may directly originate new loans. As of December 31, 2012, GF 2012-1 held investments in 45 of the 49 portfolio companies in which Garrison Capital and its consolidated subsidiaries were invested. The Company consolidates its financial results with those of GF 2012-1 for financial reporting purposes and measures its compliance with the leverage test applicable to business development companies under the 1940 Act on a consolidated basis.

Garrison Funding 2012-1 Manager LLC, a direct subsidiary of the Company and the owner of 100% of the limited liability company interests of GF 2012-1, serves as collateral manager to GF 2012-1 and has entered into a sub-collateral management agreement with the Company Adviser. The Company Adviser is not entitled to receive a fee under the sub-collateral management agreement.

C.	The Funds

Garrison Middle Market Funding LP was formed as a limited partnership under the Delaware Revised Uniform Limited Partnership Act on March 14, 2012. Garrison Middle Market Funding LP is a separate and distinct legal entity and relies on the exemption from registration provided by Section 3(c)(7) of the 1940 Act. Garrison Middle Market Funding LP is operated in accordance with a partnership agreement.

Garrison Middle Market Funding A LP was formed as a limited partnership under the Delaware Revised Uniform Limited Partnership Act on November 9, 2012. Garrison Middle Market Funding A LP is a separate and distinct legal entity and relies on the exemption from registration provided by Section 3(c)(7) of the 1940 Act. Garrison Middle Market Funding A LP is operated in accordance with a partnership agreement and was formed for the exclusive purpose of co-investing with Garrison Middle Market Funding LP.

The Funds seek to invest primarily in middle-market companies and institutions. Possible investments in such companies and institutions include (i) secured debt (including first lien, second lien, unitranche and one-stop loans and loans secured by receivables relating to financial assets (e.g., consumer loans)), (ii) unsecured debt (such as mezzanine loans, convertible/exchange loans or bonds), (iii) special situation investments (such as rescue financing, working capital and bridge loans), (iv) equity, warrants and equity-linked investments issued in connection with loan originations or as a result of restructurings, (v) bankruptcy financing (such as debtor-in-possession and exit loans) and (vi) equity and lower-rated debt tranches that constitute equity in collateralized loan obligation securitization vehicles managed by the Fund Adviser or any affiliate thereof.

There is considerable overlap between the Company’s and the Funds’ investment objectives and, as a result, investments in certain portfolio companies would be appropriate co-investments for both the Company and the Funds. Both the Funds and the Company will seek to invest in debt securities of U.S.-based middle-market companies.

D.	The Advisers

The Advisers are both affiliates of, and indirectly controlled by, Garrison Investment Group LP, an alternative investment and asset management firm, which was formed as a limited partnership under the Delaware Revised Uniform Limited Partnership Act on March 21, 2007. Garrison Investment Group LP is controlled by its founders, Steven Stuart and Joseph Tansey. Any Co-Investment Affiliate will be advised by an Adviser. Any such Co-Investment Affiliate may seek to co-invest with the Company, the Funds and any other then-existing Co-Investment Affiliate.

3

1.	The Company Adviser

Garrison Capital Advisers LLC was organized as a limited liability company under the Delaware Limited Liability Company Act on November 29, 2010 and is privately held. The Company Adviser is registered with the Commission pursuant to Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Company Adviser has entered into a staffing agreement with Garrison Investment Group LP under which Garrison Investment Group LP has agreed to make experienced investment professionals available to the Company Adviser and to provide access to the senior investment personnel of Garrison Investment Group LP.

The Company Adviser manages the investment activities of the Company pursuant to an investment advisory agreement (the “Company Advisory Agreement”). The Company Adviser is responsible for sourcing potential investments, conducting research and diligence on prospective investments and equity sponsors, analyzing investment opportunities and structuring and monitoring investments on an ongoing basis for the Company. The investment committee of the Company Adviser consists of the following seven members: Joseph Tansey, Steven Stuart, Rafael Astruc, Brian Chase, Mitch Drucker, Susan George and Terence Moore.

2.	The Fund Adviser

Garrison Investment Management LLC was organized as a limited liability company under the Delaware Limited Liability Company Act on July 15, 2009 and is privately held. The Fund Adviser itself is not registered with the Commission pursuant to Section 203 of the Advisers Act; however, the Fund Adviser is a “relying adviser” of Garrison Investment Group LP, the managing member of the Fund Adviser.4

Under the limited liability company agreement of the Fund Adviser, Garrison Investment Group LP has agreed to provide or make available to the Fund Adviser experienced investment professionals.

The Fund Adviser manages the investment activities of the Funds pursuant to an investment advisory agreement (together with the Company Advisory Agreement, the “Advisory Agreements”). The Fund Adviser is responsible for sourcing potential investments, conducting research and diligence on prospective investments and equity sponsors, analyzing investment opportunities and structuring and monitoring investments on an ongoing basis for the Funds. The investment committee of the Fund Adviser consists of the following five members: Joseph Tansey, E.J. Antonio, Mitch Drucker, Susan George and Terence Moore.

D.	Garrison Investment Group LP

Garrison Investment Group LP is an alternative investment and asset management firm that was founded in March 2007 by Steven Stuart and Joseph Tansey and is privately held. Garrison Investment Group LP is registered with the Commission pursuant to Section 203 of the Advisers Act. As of December 31, 2012, Garrison Investment Group LP had approximately $3.1 billion of committed and invested capital under management and a team of 62 employees, including 36 investment professionals. Garrison Investment Group LP is headquartered in New York, New York. Garrison Investment Group LP invests opportunistically in the debt of middle-market companies, primarily in the areas of corporate finance, real estate finance and structured finance.

4 See American Bar Association, Business Law Section, SEC No-Action Letter, available at http://www.sec.gov/divisions/investment/noaction/2012/aba011812.htm (January 18, 2012).

4

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by the Company and the Co-Investment Affiliates

1.	Mechanics of Co-Investment

As described above, the Company Adviser and the Fund Adviser manage the Company and the Funds pursuant to their respective Advisory Agreements. The Company Adviser anticipates that it will determine that certain investments it recommends to the Company would also be appropriate investments for a Co-Investment Affiliate. Likewise, the Fund Adviser anticipates that it will determine that certain investments it recommends to the Funds would also be appropriate investments for the Company. Further, the Applicants anticipate that an Adviser will determine that certain investments it recommends to a Co-Investment Affiliate will also be appropriate investments for the Company. Such a determination may result in the Company and a Co-Investment Affiliate co-investing in certain investments. “Co-Investment Transaction” means any transaction in which the Company participated together with a Co-Investment Affiliate in reliance on the requested Order. “Potential Co-Investment Transaction” means any investment opportunity in which the Company could not participate together with one or more Co-Investment Affiliates without obtaining and relying on the Order.

As there is (and is expected to be) considerable overlap between the Company’s and the Co-Investment Affiliates’ investment objectives and investment policies, the Advisers anticipate that opportunities for Potential Co-Investment Transactions will arise when the Advisers become aware of investment opportunities that may be appropriate for both the Company and a Co-Investment Affiliate. A portfolio company that is an appropriate investment for one entity may be an appropriate investment for two or more entities, with certain exceptions based on available capital, as discussed below.

Upon issuance of the requested Order, in such cases, investment opportunities that are presented to the Company are expected to be referred to the Co-Investment Affiliates, and vice versa, and such investment opportunities may result in a Co-Investment Transaction. For each such referral, the Company Adviser will consider only the Objectives and Strategies, investment restrictions, regulatory and tax requirements, capital available for investment and other pertinent factors applicable to the Company.

Co-investment between the Company and the Co-Investment Affiliates is expected to be the norm and the Applicants anticipate that the Company and the Co-Investment Affiliates would routinely co-invest in Potential Co-Investment Transactions. Each Potential Co-Investment Transaction would be allocated between the Company and the Co-Investment Affiliates participating in the Potential Co-Investment Transaction. Each Potential Co-Investment Transaction and the proposed allocation of such Co-Investment Transaction would be approved prior to the actual investment by the required majority (within the meaning of Section 57(o) of the 1940 Act) (the “Required Majority”) of the Company.5

All subsequent activity, such as sales, exchanges or other dispositions of or an additional investment in securities of a portfolio company, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of a portfolio company (each such additional investment, a “Follow-On Investment”), that resulted from a Co-Investment Transaction will be made pursuant to the conditions contained in this Application. Engaging in a Co-Investment Transaction requires that the terms, conditions, price, class of securities, settlement date and registration rights applicable to the Company’s investment be the same as those applicable to the Co-Investment Affiliates’ investment.

2.	Reasons for Co-Investing

It is expected that co-investment in portfolio companies by the Company and the Co-Investment Affiliates will increase favorable investment opportunities for the Company and the Co-Investment Affiliates. A Potential Co-Investment Transaction will be effected only if it is approved by the Required Majority on the basis that it would be advantageous for the Company to have the additional capital from the Co-Investment Affiliates available to meet the funding requirements of attractive investments in portfolio companies. A BDC that makes investments of the type contemplated by the Company typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In view of the foregoing, in cases where the Company Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The availability of a Co-Investment Affiliate as an investing partner of the Company may alleviate some of that necessity in certain circumstances.

5 The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of the Company’s directors who have no financial interest in such transaction, plan or arrangement and a majority of such directors who are not interested persons of the Company.

5

The Company could lose some investment opportunities if it is unable to provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Company Adviser due to the Company’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which the Company’s individual or aggregate investment limits require the Company Adviser to arrange a syndication with unaffiliated entities, the Company will likely be required to forego fewer suitable investment opportunities. With the assets of the Co-Investment Affiliates available for co-investment, there should be an increase in the number of opportunities accessible to the Company.

The Company Adviser and the Board of the Company believe that it would be advantageous for the Company to co-invest with the Co-Investment Affiliates and that such investments would be consistent with the investment objective, investment policies, investment position, investment strategies, investment restrictions, regulatory and tax requirements, capital available for investment and other pertinent factors applicable to the Company.

The Company Adviser also believes that co-investment by the Company and the Co-Investment Affiliates will afford the Company the ability to achieve greater diversification and, together with the Co-Investment Affiliates, the opportunity to exercise greater influence on the portfolio companies in which the Company and the Co-Investment Affiliates co-invest.

B.	Applicable Law

1.	Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 thereunder

Section 57(a)(4) of the 1940 Act makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b) of the 1940 Act, acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules specifically under Section 57(a)(4) of the 1940 Act, Section 57(i) of the 1940 Act provides that the rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies (e.g., Rule 17d-1 under the 1940 Act) are, in the interim, deemed to apply to transactions subject to Section 57(a) of the 1940 Act. Rule 17d-1 under the 1940 Act, as made applicable to BDCs by Section 57(i) of the 1940 Act, prohibits any person who is related to a BDC in a manner described in Section 57(b) of the 1940 Act, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1 under the 1940 Act, the Commission considers whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

6

2.	Section 57(b) of the 1940 Act

Section 57(b) of the 1940 Act specifies the persons to whom the prohibitions of Section 57(a)(4) of the 1940 Act apply, including: (1) any director, officer, employee or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C) of the 1940 Act, an affiliated person6 of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with7 a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) of the 1940 Act an affiliated person of such person.

C.	Need For Relief

Potential Co-Investment Transactions could be prohibited by Section 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder without a prior exemptive order of the Commission to the extent that a Co-Investment Affiliate falls within the category of persons described by Section 57(b) of the 1940 Act. Section 57(b) applies to any investment adviser to the Company. Accordingly, the Company Adviser and any deemed affiliate could be deemed to be persons related to the Company in a manner described by Section 57(b) and therefore subject to the restrictions of Section 57(a)(4) and Rule 17d-1 in connection with its participation in a Potential Co-Investment Transaction.

D.	Requested Relief

Accordingly, the Applicants respectfully request an Order of the Commission, pursuant to Section 57(i) of the 1940 Act and Rule 17d-1 thereunder, permitting the Co-Investment Affiliates to participate with the Company in Potential Co-Investment Transactions.

6 Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person as any person directly or indirectly controlling, controlled by, or under common control with, such other person.

7 Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The definition of “control” clarifies that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25% of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

7

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in the past several years.8 Although various precedents involve somewhat different allocation formulae, approval procedures and presumptions for co-investment transactions to protect the interests of public investors in the BDC applicants than those described in this Application, the Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Gladstone Capital Corporation and its affiliates, for which an order was granted on July 26, 2012, Medley Capital Corporation and its affiliates, for which an order was granted on March 26, 2012, NGP Capital Resources Company and its affiliates, for which an order was granted on November 10, 2011, and Ridgewood Capital Management LLC and its affiliates, for which an order was granted on October 21, 2009.9

[8]	Gladstone Capital Corporation, et al. (File No. 812-13878), Release No. IC 30154 (July 26, 2012) (order), Release No. IC 30125 (June 29, 2012) (notice); Medley Capital Corporation, et al. (File No. 812-13787), Release No. IC-30009 (Mar. 26, 2012) (order), Release No. IC-29968 (Feb. 27, 2012) (notice); NGP Capital Resources Company, et al. (File No. 812-13695), Release No. IC-29860 (Nov. 10, 2011) (order), Release No. IC-29831 (Oct. 7, 2011) (notice); Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et al. (File No. 812-12934), Release No. IC-27150 (Nov. 22, 2005) (order), Release No. IC-27120 (Oct. 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III, Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherry Lane Growth Fund, Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund, Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc. (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners, L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P. (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P. (File No. 8127133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); and The Prospect Group Opportunity Fund, Inc. (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

[9]	See note 8, supra.

8

F.	The Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Rule 17d-1(a) under the 1940 Act permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Rule 17d-1(b) under the 1940 Act states that in passing upon applications under such rule, the Commission shall consider whether the participation by the investment company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Applicants submit that the fact that the Required Majority will approve each Potential Co-Investment Transaction before investment, in addition to the other protective conditions set forth in this Application, will ensure that the Company will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that the principals of the Advisers would not be able to favor a Co-Investment Affiliate over the Company through the allocation of investment opportunities between them. Because many attractive investment opportunities for the Company will also be attractive investment opportunities for the Co-Investment Affiliates, the Applicants submit that the ability to engage in Potential Co-Investment Transactions presents an attractive alternative to instituting an equitable protocol for the allocation of 100% of individual investment opportunities to either the Company or the Co-Investment Affiliates as opportunities arise. The Applicants submit that the Company’s participation in the Potential Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from, or less advantageous than, that of the Co-Investment Affiliates.

G.	Conditions

The Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.          Each time an Adviser considers a Potential Co-Investment Transaction for a Co-Investment Affiliate that falls within an Investor’s Objectives and Strategies, the Company Adviser will make an independent determination of the appropriateness of such investment for the Investor in light of the Investor’s then-current circumstances.

2.          (a)          If the Company Adviser deems an Investor’s participation in any Potential Co-Investment Transaction to be appropriate for the Investor, it will then determine an appropriate level of investment for the Investor;

(b)          If the aggregate amount recommended by the Company Adviser to be invested in the Potential Co-Investment Transaction by the Investors, together with the amount proposed to be invested by the Co-Investment Affiliates in the same transaction, exceeds the amount of the actual investment opportunity, then the amount proposed to be invested by each such party will be allocated among them pro rata based on each party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each party. The Company Adviser will provide the Independent Directors with information concerning the Co-Investment Affiliates’ available capital to assist the Independent Directors with their review of the investments of the Investor for compliance with these allocation procedures; and

9

(c)          After making the determinations required in conditions 1 and 2(a), the Company Adviser will then distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by the Investor and any Co-Investment Affiliate, to the Independent Directors for their consideration. The Investor will co-invest with the Co-Investment Affiliates only if, prior to participating in such Co-Investment Transaction, the Required Majority concludes that:

(i)          the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the Investor or its stockholders on the part of any person concerned;

(ii)          the transaction is consistent with:

(A)          the interests of the stockholders of the Investor; and

(B)          the Investor’s then-current Objectives and Strategies;

(iii)          the investment by the Co-Investment Affiliates would not disadvantage the Investor, and participation by the Company is not on a basis different from, or less advantageous than, that of the Co-Investment Affiliates; provided, that if any other Co-Investment Affiliate, but not the Investor, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A)          the Independent Directors who are eligible to vote under Section 57(o) of the 1940 Act (the “Eligible Directors”) shall have the right to ratify the selection of such director or board observer, if any;

(B)          the Advisers agree to, and do, provide periodic reports to the Investor’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)          any fees or other compensation that the Co-Investment Affiliates or any affiliated person of the Co-Investment Affiliates receives in connection with the right of the Co-Investment Affiliates to nominate or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the Investor (which may, in turn, share its portion with its affiliated persons) and the other participating Co-Investment Affiliates in accordance with the amount of each party’s investment; and

(iv)          the proposed investment by the Investor will not benefit the Advisers, any other Investor, any Co-Investment Affiliate or any affiliated person of any of them (other than the parties to the Co-Investment Transaction) (a) to the extent provided by condition 13 of this Application; (b) to the extent provided by Sections 17(e) or 57(k) of the 1940 Act; (c) indirectly, as a result of an interest in securities issued by one of the parties to the Co-Investment Transaction; or (d) in the case of fees or other compensation described in condition 2(c)(iii)(C).

(d)          When a Subsidiary lacks a board of directors, all actions to be taken by or with respect to a Required Majority of a Subsidiary shall refer to the Eligible Directors of the Company on behalf of the Subsidiary, as if the Company and the Subsidiary operated as one company.

10

3.          Each Investor shall have the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.          The Company Adviser shall present to the Board of each Investor, on a quarterly basis, a record of all investments made by the other Co-Investment Affiliates during the preceding quarter that fell within the Investor’s then-current Objectives and Strategies that were not made available to the Company and an explanation of why such investment opportunities were not offered to the Company. All information presented to the Board of an Investor pursuant to this condition shall be kept for at least two years after the liquidation or dissolution of the Investor and will be subject to examination by the Commission and its Staff.

5.          Except with respect to Follow-On Investments made in accordance with condition 8 below, an Investor shall not invest in reliance on the Order in any portfolio company in which any Co-Investment Affiliate or any affiliated person thereof is an existing investor.

6.          An Investor shall not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights are the same for the Company as for the Co-Investment Affiliates. The grant to a Co-Investment Affiliate, but not such Investor, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company shall not be interpreted as violative of this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.           (a)          If any Co-Investment Affiliate elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by the Investor in a Co-Investment Transaction, the applicable Adviser shall provide immediate notice of such election to the Company Adviser and the Company Adviser shall:

(i)          notify each Investor of the proposed disposition at the earliest practical time; and

(ii)          formulate a recommendation as to participation by each Investor in any such disposition.

(b)          An Investor shall have a right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Co-Investment Affiliates.

(c)          An Investor may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Investor in such disposition is proportionate to its outstanding investments in the portfolio company immediately preceding the disposition; (ii) the Board of the Investor has approved as being in the best interests of the Investor the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Investor is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Company Adviser shall provide its written recommendation as to the Investor’s participation to the Independent Directors, and the Investor shall participate in such disposition solely to the extent that a Required Majority determines that it is in the Investor’s best interests.

(d)          Each Investor and each Co-Investment Affiliate shall each bear its own expenses in connection with any such disposition.

11

8.           (a)          If a Co-Investment Affiliate desires to make a Follow-On Investment in a portfolio company whose securities were acquired by the Investor and such Co-Investment Affiliate in a Co-Investment Transaction or to exercise warrants or other rights to purchase securities of the portfolio company, the applicable Adviser shall provide immediate notice of such election to the Company Adviser and the Company Adviser shall:

(i)          notify each Investor of the proposed Follow-On Investment at the earliest practical time; and

(ii)          formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Investor.

(b)          An Investor may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Investor in such investment is proportionate to its outstanding investments in the portfolio company immediately preceding the follow-on investment; and (ii) the Board of the Investor has approved as being in the best interests of the Investor the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Company Adviser shall provide its written recommendation as to the Investor’s participation to the Independent Directors, and the Investor shall participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Investor’s best interests.

(c)          If with respect to any Follow-On Investment:

(i)          the amount of the opportunity is not based on the Investors’ and the Co-Investment Affiliates’ outstanding investments immediately preceding such Follow-On Investment; and

(ii)          the aggregate amount recommended by the Company Adviser to be invested by the Company in such Follow-On Investment, together with the amount proposed to be invested by the Co-Investment Affiliates in the same transaction, exceeds the amount of the Follow-On Investment opportunity, then the amount invested by each such party shall be allocated among them pro rata based on each party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each party.

(d)          The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction subject to the other conditions set forth in this Application.

9.          On a quarterly basis the Independent Directors shall be provided for review all information concerning Potential Co-Investment Transactions, including investments made by the Co-Investment Affiliates that an Investor considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which an Investor considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors shall consider at least annually the continued appropriateness for the Investor of participating in new and existing Co-Investment Transactions.

10.         Each Investor shall maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).

11.          No Independent Director may also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any Co-Investment Affiliate.

12

12.          The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by an Adviser under any agreement with the Investor or the Co-Investment Affiliates, be shared by the Investor and the Co-Investment Affiliates in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

13.          Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e)(2) of the 1940 Act) received in connection with a Co-Investment Transaction shall be distributed to the Investor and the Co-Investment Affiliates on a pro rata basis, based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the Co-Investment Transaction, the fee shall be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and such account shall earn a competitive rate of interest that will also be divided pro rata between the Investor and the Co-Investment Affiliates based on the amount they invest in such Co-Investment Transaction. None of the Co-Investment Affiliates or any affiliated person of an Investor shall receive additional compensation or remuneration of any kind (other than (i) the pro rata transaction fees described above and (ii) investment advisory fees paid in accordance with the Investment Advisory Agreements with the Company and the Funds and any investment advisory agreement with a Co-Investment Affiliate) as a result of, or in connection with, a Co-Investment Transaction.

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Julian Weldon

Chief Compliance Officer and Secretary

Garrison Investment Group LP

1350 Avenue of the Americas

New York, NY 10019

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

David J. Harris

William J. Tuttle

Dechert LLP

1900 K Street, N.W.

Washington, DC 20006

B.	Authorizations

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicants hereby state that the Board of the Company, by resolution duly adopted by the Board on November 5, 2012 (attached hereto as Exhibit A), the managing members of the Advisers and the general partners of the Funds and Garrison Investment Group LP, have authorized to cause to be prepared and to execute and file with the Commission this Application for the Order sought hereby.

13

The Applicants have caused this Application to be duly signed on their behalf on the 22nd day of February 2013.

GARRISON CAPITAL INC.

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Financial Officer

GARRISON FUNDING 2012-1 LLC

By: Garrison Funding 2012-1 Manager LLC,
its designated manager

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Operating Officer

GARRISON CAPITAL ADVISERS LLC

By: Garrison Capital Advisers MM LLC, its managing member

By:	/s/ Julian Weldon
Name:	Julian Weldon
Title:	Secretary

GARRISON MIDDLE MARKET FUNDING LP

By: Garrison Middle Market Funding GP LLC, its general partner

By:	/s/ Julian Weldon
Name:	Julian Weldon
Title:	Secretary

GARRISON MIDDLE MARKET FUNDING A LP

By: Garrison Middle Market Funding GP LLC, its general partner

By:	/s/ Julian Weldon
Name:	Julian Weldon
Title:	Secretary

GARRISON INVESTMENT MANAGEMENT LLC

By: Garrison Investment Group LP, its managing member

By: GIG GP LLC, its general partner

By:	/s/ Julian Weldon
Name:	Julian Weldon
Title:	Secretary

GARRISON INVESTMENT GROUP LP

By: GIG GP LLC, its general partner

By:	/s/ Julian Weldon
Name:	Julian Weldon
Title:	Secretary

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated February 22, 2013, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, general partners or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

GARRISON CAPITAL INC.

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Financial Officer

GARRISON FUNDING 2012-1 LLC

By: Garrison Funding 2012-1 Manager LLC,
its designated manager

By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Operating Officer

GARRISON CAPITAL ADVISERS LLC

By: Garrison Capital Advisers MM LLC, its managing member

By:	/s/ Julian Weldon
Name:	Julian Weldon
Title:	Secretary

GARRISON MIDDLE MARKET FUNDING LP

By: Garrison Middle Market Funding GP LLC, its general partner

By:	/s/ Julian Weldon
Name:	Julian Weldon
Title:	Secretary

GARRISON MIDDLE MARKET FUNDING A LP

By: Garrison Middle Market Funding GP LLC, its general partner

By:	/s/ Julian Weldon
Name:	Julian Weldon
Title:	Secretary

GARRISON INVESTMENT MANAGEMENT LLC

By: Garrison Investment Group LP, its managing member

By: GIG GP LLC, its general partner

By:	/s/ Julian Weldon
Name:	Julian Weldon
Title:	Secretary

GARRISON INVESTMENT GROUP LP

By: GIG GP LLC, its general partner

By:	/s/ Julian Weldon
Name:	Julian Weldon
Title:	Secretary

EXHIBIT A

RESOLVED, that each of the Officers is hereby authorized in the name and on behalf of the Company to submit and cause to be filed with the SEC an application for exemptive relief, in substantially the form presented at the meeting, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.